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                             February 24, 2021

       Stephen M. Kadenacy
       Chief Executive Officer
       SilverBox Engaged Merger Corp I
       8801 Calera Dr.
       Austin, Texas 78735

                                                        Re: SilverBox Engaged
Merger Corp I
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed February 18,
2021
                                                            File No. 333-252827

       Dear Mr. Kadenacy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form S-1

       Cover Page, page 1

   1. We note your disclosure that Engaged Capital, LLC (and/or its affiliates), intends to commit, pursuant to a
forward purchase agreement, to purchase 10,000,000 forward
                                                        purchase shares for
gross proceeds of $100,000,000 to occur concurrently with the consummation of your
initial business combination. We further note that you have filed a
                                                        "form of" forward
purchase agreement as an exhibit with your registration statement.
                                                        Please confirm that
once you have entered into the agreement, you will file the executed agreement as an exhibit
with your registration statement. If you do not intend on entering into such agreement,
please update your disclosures accordingly to disclose that you may not receive any or all
of these forward purchase agreement proceeds and any related attendant risks.
 Stephen M. Kadenacy
SilverBox Engaged Merger Corp I
February 24, 2021
Page 2

       You may contact Steve Lo, Staff Accountant, at (202) 551-3394 or Raj Rajan, Staff
Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy S. Levenberg, Special Counsel, at (202)
551-3707 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameStephen M. Kadenacy
                                                           Division of
Corporation Finance
Comapany NameSilverBox Engaged Merger Corp I
                                                           Office of Energy &
Transportation
February 24, 2021 Page 2
cc:       Lijia Sanchez of Ellenoff Grossman
FirstName LastName